Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 11 DATED FEBRUARY 18, 2026

TO THE PROSPECTUS DATED APRIL 21, 2025

This Supplement No. 11 supplements, and should be read in conjunction with our prospectus dated April 21, 2025, Supplement No. 1 dated May 16, 2025, Supplement No. 2 dated June 20, 2025, Supplement No. 3 dated July 17, 2025, Supplement No. 4 dated August 18, 2025, Supplement No. 5 dated September 17, 2025, Supplement No. 6 dated October 16, 2025, Supplement No. 7 dated November 18, 2025, Supplement No. 8 dated December 17, 2025, Supplement No. 9 dated January 9, 2026 and Supplement No. 10 dated January 16, 2026. Defined terms used in this Supplement No. 11 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of March 1, 2026;
•
to disclose the calculation of our January 31, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;
•
to disclose the issuance of $74,931,482 of equity (“OP Equity”) in Cantor Fitzgerald Income Trust Operating Partnership, L.P. (the “Operating Partnership”) on February 1, 2026 in exchange for 3,728,218 Operating Partnership units (“OP Units”);
•
to provide an update on the composition of our portfolio; and
•
to provide an update on the status of our current public offering.

March 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2026 (and repurchases as of February 28, 2026) is as follows:

Transaction Price (per share)
Class S	$20.18
Class I	$20.19
Class T	$20.18
Class D	$20.19

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

January 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	January 31, 2026	December 31, 2025
Investment in real estate	$1,123,095,000	$1,101,715,000
Investments in real estate-related assets	8,452,176	8,450,460
Investment in Infrastructure Fund, at Fair Value	8,651,872	8,651,872
Cash and cash equivalents	31,390,011	31,693,570
Other assets	12,280,793	13,177,180
Debt obligations (at fair market value)	(565,039,199)	(564,704,349)
Due to related parties	(11,048,580)	(16,791,129)
Accounts payable and other liabilities	(17,692,174)	(21,734,513)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(1)	(25,769)	(25,407)
Non-controlling interests in subsidiaries	(298,857,923)	(276,023,043)
Net Asset Value	$291,206,207	$284,409,641
Number of outstanding shares and OP units(2)	14,422,739	14,149,114

(1) The distribution fee that is payable as of January 31, 2026 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(2) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class I OP Units issued in connection with the exercise of fair market value options for CF WAG Portfolio; (iii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for CF Summerfield and CF WAG MH Portfolio; and (iv) Class I OP Units issued in exchange for tendered interests in CF WAG Portfolio DST 10.

Due to rounding, numbers presented throughout this document may not add precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of January 31, 2026.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$798,594,219	$404,672	$101,397,418	$38,032,353	$446,534	$201,229,915	$43,764,741	$1,183,869,852
Distribution fees due and payable	—	(84)	(18,399)	(2,029)	(79)	—	(5,178)	(25,769)
Debt obligations (at fair market value)	(381,154,260)	(193,142)	(48,395,114)	(18,152,139)	(213,123)	(96,043,319)	(20,888,102)	(565,039,199)
Due to related parties	(7,452,957)	(3,777)	(946,301)	(354,941)	(4,167)	(1,877,998)	(408,439)	(11,048,580)
Accounts payable and other liabilities	(11,934,476)	(6,048)	(1,515,319)	(568,369)	(6,673)	(3,007,253)	(654,036)	(17,692,174)
Accrued performance participation allocation	—	—	—	—	—	—	—	—

Non-controlling interests in subsidiaries	(201,598,352)	(102,154)	(25,596,920)	(9,600,946)	(112,724)	(50,798,789)	(11,048,038)	(298,857,923)
Monthly NAV	$196,454,174	$99,467	$24,925,365	$9,353,929	$109,768	$49,502,556	$10,760,948	$291,206,207
Number of outstanding shares/units	9,729,039	4,930	1,235,295	463,337	5,440	2,451,525	533,173	14,422,739
NAV per share/unit	$20.19	$20.18	$20.18	$20.19	$20.18	$20.19	$20.18

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	January 31, 2026
Stockholders’ equity under U.S. GAAP	$473,499,383
Adjustments:
Unrealized depreciation of real estate	(41,337,062)
Unrealized appreciation of real estate-related assets	3,240,321
Acquisition costs	(8,471,404)
Deferred financing costs, net	(5,063,895)
Accrued distribution fee(1)	(84)
Accumulated depreciation and amortization	159,275,924
Fair value adjustment of debt obligations	33,103,806
Deferred rent receivable	(18,281,463)
Derivative assets, at fair value	(5,901,396)
Non-controlling interests in subsidiaries	(298,857,923)
NAV	$291,206,207

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of January 31, 2026 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Distribution/Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.4%	6.0%	5.6%	6.3%	6.2%
Residual Discount Rate	7.4%	7.1%	7.1%	7.3%	7.2%
Average Holding Period (Yrs)	8.4	8.5	10.0	10.0	8.6

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Distribution/ Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.7%	-2.6%	-2.0%	-2.6%
	0.25% Decrease	2.8%	2.9%	2.9%	2.2%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-1.8%	-1.6%
	0.25% Decrease	1.6%	1.6%	1.9%	1.8%	1.6%

OP Unit Issuance

Our Operating Partnership is the holder of fair market value purchase options (each an “FMV Option”) for certain Delaware Statutory Trust (“DST”) offerings sponsored by an affiliate of our advisor, which provide us with the right, but not the obligation, to require the DST investors to exchange their interests for OP Units and cash. On February 1, 2026, a total of $74,931,482 of OP Equity was issued for 3,728,218 OP Units in connection with:

i.
the exercise of the FMV Option for 95% of the DST interests in the CF Pearland Multifamily DST in exchange for 916,955 OP Units and a cash payment of $1,734,463; and
ii.
tender offers of OP Units in exchange for DST interests in CF ON3 DST, CF West End Multifamily DST, CF Palms Multifamily DST, CF Kacey Multifamily DST, CF Valencia Life Sciences DST, CF Industry Multifamily DST, and CF WAG Portfolio DST 10.

Since inception, a total of $136,488,085 of OP Equity has been issued, representing 6,761,737 OP Units.

Portfolio Update

As of January 31, 2026, and February 1, 2026, lease expirations related to our portfolio of real estate assets (excluding Multifamily and Data Centers), based on each asset’s fair value adjusted for ownership percentage, used in determining our January 31, 2026, NAV, were as follows:

Year	As of January 31, 2026	As of February 1, 2026
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	12.0%	10.6%
2029	0.0%	0.0%
2030	0.0%	0.0%
2031	22.6%	19.8%
2032	35.3%	31.0%
2033	0.0%	0.0%
2034	0.0%	0.0%

2035	2.0%	4.9%
After 2036	28.0%	33.8%

As of January 31, 2026, and February 1, 2026, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our January 31, 2026, NAV, was as follows:

Property Type	As of January 31, 2026	As of February 1, 2026
Multifamily	29.9%	37.0%
Single Tenant Office	26.0%	25.7%
Distribution/Logistics	24.5%	19.4%
Necessity Retail	16.7%	13.8%
Single Tenant Life Sciences	1.4%	3.0%
Data Center	1.5%	1.2%

As of January 31, 2026, and February 1, 2026, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our January 31, 2026, NAV, was as follows:

State	As of January 31, 2026	As of February 1, 2026
Ohio	26.8%	22.2%
Maryland	20.9%	16.5%
Texas	14.9%	18.6%
California	11.9%	11.3%
Wisconsin	7.0%	5.5%
South Carolina	5.4%	4.3%
Arizona	5.0%	4.0%
New Jersey	2.4%	7.1%
Kansas	1.3%	6.7%
Other	4.3%	3.8%

As of January 31, 2026, and February 1, 2026, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our January 31, 2026, NAV, was as follows:

•Common Equity – 100.0%

As of January 31, 2026, and February 1, 2026, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances adjusted for ownership percentage, was as follows:

Maturity Year	As of January 31, 2026	As of February 1, 2026
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	39.5%	31.4%
2029	0.0%	0.0%
2030	2.9%	2.3%
2031	40.0%	35.7%
2032	17.2%	24.7%
2033	0.4%	5.9%
2034	0.0%	0.0%
2035	0.0%	0.0%
After 2036	0.0%	0.0%

As of January 31, 2026, and February 1, 2026, the weighted average lease term remaining of our portfolio of real estate assets (excluding Data Center investments), based on each asset’s fair value adjusted for ownership percentage, used in determining our January 31, 2026, NAV, was 7.1 years and 7.7 years, respectively.

As of January 31, 2026, and February 1, 2026, the weighted average occupancy of our portfolio of real estate assets (excluding Data Centers), based on each asset’s fair value adjusted for ownership percentage, used in determining our January 31, 2026, NAV, was 95.6% and 95.5%, respectively. For our distribution/logistics, retail, life sciences, and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of January 31, 2026, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our January 31, 2026, NAV was $1.13 billion and $557 million as adjusted for ownership percentage. If the January 31, 2026 valuations were utilized as of February 1, 2026, the total value of real estate assets (after taking into account the UPREIT transactions) would have been $1.13 billion and $709 million as adjusted for ownership percentage.

As of January 31, 2026, we held $5.3 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $33.3 million available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of February 2, 2026, we have issued (i) 9,656,909 shares of our common stock in the primary offering for total proceeds, net of redemptions, of $271.7 million and (ii) 1,484,378 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $34.8 million. As of January 31, 2026, our aggregate NAV was $291.2 million. On January 31, 2026, we repurchased 222,338 shares of common stock pursuant to our share repurchase program for aggregate consideration of $4.5 million, honoring 53.9% of redemption requests for the month of January 2026. We intend to continue selling shares on a monthly basis.